UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)	August 23, 2017

Home Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Louisiana	001-34190	71-1051785
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

503 Kaliste Saloom Road, Lafayette, Louisiana	70508
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code	(337) 237-1960

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

ITEM 1.01       Entry into a Material Definitive Agreement

On August 23, 2017, Home Bancorp, Inc. (“Home Bancorp”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with St. Martin Bancshares, Inc., a Louisiana corporation (“St. Martin Bancshares”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, St. Martin Bancshares will merge with and into Home Bancorp, with Home Bancorp being the surviving corporation (the “Merger”). Promptly following the completion of the Merger, St. Martin Bank & Trust Company, a Louisiana chartered bank and wholly-owned subsidiary of St. Martin Bancshares, will merge into Home Bank, N.A., a national bank and wholly-owned subsidiary of Home Bancorp, with Home Bank, N.A. surviving. Subject to the terms and conditions of the Merger Agreement, which has been unanimously approved by the Boards of Directors of each of Home Bancorp and St. Martin Bancshares, upon completion of the Merger, shareholders of St. Martin Bancshares will receive 9.2839 shares of Home Bancorp common stock for each share of St. Martin Bancshares common stock. In addition, immediately prior to the closing of the Merger, St. Martin Bancshares will pay a special distribution of $94.00 per share to its shareholders (the “Special Distribution”). St. Martin Bancshares’ shareholders will receive approximately 1,926,900 shares of Home Bancorp stock in the Merger.

The Merger Agreement contains customary representations and warranties from both Home Bancorp and St. Martin Bancshares, and each have agreed to customary covenants, including, among others, covenants relating to: (1) the conduct of business by each party during the interim period between the execution of the Merger Agreement and the completion of the Merger; (2) St. Martin Bancshares’ obligation to convene and hold a meeting of its shareholders to consider and vote upon the approval of the Merger, the Merger Agreement and the other transactions contemplated by it; (3) subject to certain exceptions, the recommendation by the Board of Directors of St. Martin Bancshares in favor of the approval by its shareholders of the Merger, the Merger Agreement and the other transactions contemplated by it; and (4) Home Bancorp’s obligation to convene and hold a meeting of its shareholders to approve the Merger and issuance of shares of common stock to consummate the transaction. St. Martin Bancshares has also agreed not to (1) solicit proposals relating to alternative business combination transactions or (2) subject to certain exceptions, enter into any discussions, or enter into any agreement, concerning, or provide confidential information in connection with, any proposals for alternative business combination transactions.

Concurrently with the execution of the Merger Agreement, the directors of St. Martin Bancshares, in their respective capacities as shareholders of St. Martin Bancshares, entered into agreements with Home Bancorp under which they agreed to vote their shares of St. Martin Bancshares in favor of the Merger and to take certain other actions that would support the completion of the Merger.

Completion of the Merger is subject to certain customary conditions, including, among others, (1) approval of the Merger Agreement by shareholders of each of St. Martin Bancshares and Home Bancorp; (2) receipt of required regulatory approvals; (3) the absence of any injunction, order or other legal restraint prohibiting the completion of the Merger, and (4) the effectiveness of a registration statement on Form S-4 to be filed by Home Bancorp with the Securities and Exchange Commission (“SEC”). Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (1) subject to certain exceptions, the accuracy of the representations and warranties of the other party and (2) performance in all material respects by the other party of its obligations under the Merger Agreement.

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The Merger Agreement contains certain termination rights for Home Bancorp and St. Martin Bancshares, as the case may be, including in the following circumstances:  (1) mutual written consent of the parties; (2) the failure to complete the Merger by March 31, 2018, but only if the failure is not due to the failure of the terminating party to comply with the Merger Agreement; (3) a final, non-appealable denial of required regulatory approvals or a final, non-appealable injunction prohibiting the transactions contemplated by the Merger Agreement; (4) the failure of St. Martin Bancshares’ shareholders to approve the Merger Agreement and the contemplated transactions by the required vote or the failure of Home Bancorp’s shareholders to approve the Merger Agreement and the issuance of additional shares of Home Bancorp common stock; (5) a breach of the Merger Agreement by the other party that is not or cannot be cured or is not waived by the earlier of March 31, 2018 or 30 days after notice of such breach, if such breach would result in a failure of the conditions to closing set forth in the Merger Agreement; and (6) the recommendation, approval or adoption by St. Martin Bancshares of an alternative business combination transaction, a material breach of St. Martin Bancshares’ non-solicitation obligations under the Merger Agreement, a material breach of St. Martin Bancshares’ obligation to call, give notice of, convene and hold its shareholders’ meeting or a failure by St. Martin Bancshares’ Board of Directors to recommend the Merger to its shareholders. In addition, the Merger Agreement provides that, upon termination of the Merger Agreement in certain circumstances, St. Martin Bancshares may be required to pay Home Bancorp a termination fee of $3.5 million.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto, and is incorporated into this report, by reference. The representations, warranties and covenants of Home Bancorp and St. Martin Bancshares in the Merger Agreement were made or given by the parties only for purposes of the Merger Agreement and as of specific dates. The representations, warranties and covenants were and are solely for the benefit of the parties to the Merger Agreement, may be subject to important qualifications and limitations agreed to by the parties, including qualifications and limitations agreed to for the purposes of allocating contractual risk between the parties to the Merger Agreement rather than establishing matters as facts. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date and may be subject to contractual standards of materiality different from those generally applicable to investors. Information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, and any such subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Home Bancorp or St. Martin Bancshares, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Home Bancorp or St. Martin Bancshares, their respective affiliates or their respective businesses that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of Home Bancorp and St. Martin Bancshares and a prospectus of Home Bancorp, as well as in the Forms 10-K, Forms 10-Q and other filings that Home Bancorp makes with the SEC.

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ITEM 8.01       Other Events

On August 23, 2017, Home Bancorp and St. Martin Bancshares issued a press release announcing that they had entered into the Merger Agreement. A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference. In addition, on August 23, 2017, Home Bancorp posted an investor presentation regarding the Merger under the Investor Relations tab of Home Bancorp’s website. A copy of Home Bancorp’s investor presentation is furnished herewith as Exhibit 99.2.

Forward Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements do not relate strictly to historical or current facts. Forward-looking statements reflect management’s current views and estimates of future economic circumstances, industry conditions, company performance and financial results. They often include the words “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” Forward-looking statements, by their nature, are subject to risks and uncertainties. A number of factors - many of which are beyond the control of the company - could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Forward-looking statements regarding the transaction are based upon currently available information.

Actual results could differ materially from those indicated in forward-looking statements. Among other factors, actual results may differ from those described in forward-looking statements due to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to obtain such approvals or satisfy such conditions; the anticipated benefits from the proposed transaction are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest rates, laws and regulations and their enforcement, and the degree of competition in the company’s markets; the ability to promptly and effectively integrate the businesses of the companies; the reaction of the companies' customers to the transaction; diversion of management time on merger-related issues; changes in asset quality and credit risk; the inability to sustain revenue and earnings; and competitive conditions.

Home Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2016 and other reports filed with the SEC describe some additional factors which could cause actual conditions, events or results to differ significantly from those described in forward-looking statements.

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Forward-looking statements speak only as of the date they are made. Copies of the Home Bancorp’s reports filed with the SEC are available in the Investor Relations section of its website, www.home24bank.com. Home Bancorp does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made or to reflect the occurrence of unanticipated events.

Important Additional Information and Where to Find It

Home Bancorp intends to file with the SEC a Registration Statement on Form S-4 relating to the proposed Merger, which will include a prospectus for the issuance of shares of Home Bancorp’s common stock in the Merger as well as the joint proxy statement of Home Bancorp and St. Martin Bancshares for the solicitation of proxies from their respective shareholders for use at the meetings at which the merger will be considered. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF HOME BANCORP AND ST. MARTIN BANCSHARES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY HOME BANCORP WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the joint proxy statement/prospectus, as well as other filings containing information about Home Bancorp, may be obtained at the SEC’s website at http://www.sec.gov, when they are filed by Home Bancorp. You will also be able to obtain these documents, when they are filed, free of charge, from Home Bancorp under the Investor Relations section of its website, www.home24bank.com. In addition, copies of the joint proxy statement/prospectus can also be obtained, when it becomes available, free of charge by directing a request to Home Bancorp, Inc., Richard J. Bourgeois, Corporate Secretary, 503 Kaliste Saloom Road, Lafayette, Louisiana 70508, phone 337-237-1960, or by contacting Guy M. Labbe’, Chief Executive Officer, St. Martin Bancshares, Inc., 301 S. Main Street, Saint Martinville, Louisiana 70582, phone 337-394-7816.

Home Bancorp and St. Martin Bancshares and certain of their directors and executive officers may be deemed to be “participants” in the solicitation of proxies in connection with the proposed Merger. Information about the directors and officers of Home Bancorp is set forth in the proxy statement for Home Bancorp’s 2017 annual meeting of shareholders, as filed with the SEC on March 24, 2017. Information concerning the directors and officers of St. Martin Bancshares and other persons who may be deemed participants in the solicitation of proxies, will be set forth in the joint proxy statement/prospectus relating to the Merger, when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

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ITEM 9.01	Financial Statements and Exhibits

(a)	Not applicable.
(b)	Not applicable.
(c)	Not applicable.
(d)	Exhibits

The following exhibit is filed herewith.

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of August 23, 2017, between Home Bancorp, Inc. and St. Martin Bancshares, Inc. (The schedules to the Agreement and Plan of Merger have been omitted. The registrant hereby agrees to furnish supplementally a copy of any omitted schedules to the Securities and Exchange Commission upon its request.)

99.1	Press Release, dated August 23, 2017

99.2	Investor presentation of Home Bancorp, Inc. dated August 23, 2017

99.3	Communication, dated August 23, 2017, from St. Martin Bancshares to its shareholders discussing the proposed merger of St. Martin Bancshares, Inc. with and into Home Bancorp, Inc.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HOME BANCORP, INC.

Date: August 23, 2017	By:	/s/ John W. Bordelon
John W. Bordelon
President and Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of August 23, 2017, between Home Bancorp, Inc. and St. Martin Bancshares, Inc. (The schedules to the Agreement and Plan of Merger have been omitted. The registrant hereby agrees to furnish supplementally a copy of any omitted schedules to the Securities and Exchange Commission upon its request.)

99.1	Press Release, dated August 23, 2017

99.2	Investor presentation of Home Bancorp, Inc. dated August 23, 2017

99.3	Communication, dated August 23, 2017, from St. Martin Bancshares to its shareholders discussing the proposed merger of St. Martin Bancshares, Inc. with and into Home Bancorp, Inc.